RESOLUTION
AUTHORIZATION FOR THE REPAYMENT OF NOTES PAYABLE TO SHAREHOLDERS

RESOLUTION OF THE BOARD OD DIRECTORS OF; LUVOO INT., INC.

RESOLVED, that the agreement as presented to this Board of Director Meeting of the aforesaid Corporation by Lourdes Yvonne Vanhoek, as approved, as evidenced by this agreement, be herby accepted. That the Board of Directors of the aforesaid Corporation has resolved that that the loans made to luvoo.com, $377,497.00, and Wag My tail, Inc., $272,000, by the CEO to be paid as follows. Notes payable, interest only at 8.0 percent per annum beginning in 2008 converted to interest and principal in 2009 for a period agreed upon by the parties.

I Lourdes Yvonne Vanhoek. Do hereby certify that I am the duly elected and appointed Secretary of the aforesaid Corporation, and that I have been empowered to record and retain corporate records together with retention and utilization of the corporate seal. Furthermore, I herewith certify the aforesaid Resolution is true and correct, as resolved and adopted by the Board of Directors thereof, as convened and held on July 1, 2007, same in accordance with the laws of the State of California, and the bylaws of the Corporation, and that said resolution is in full force and effect on the date heretofore stated.

IN WITNESS WHEREOF, I herewith subscribe my name and affix the Corporate Seal, as Secretary of the aforesaid corporation, July 1, 2007.

SEAL

SECRETARY